August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713) 296-4375

C.P. Cazalot, Jr.
President and Chief Executive Officer
Marathon Oil Corporation
5555 San Felipe Road
Houston, Texas 77056

> **Re: Marathon Oil Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 13, 2007**
> **File No. 033-07065**

Dear Mr. Cazalot:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 43

1.   We refer you to Item 407 (e)(3)(iii) of Regulation S-K. Please revise your
        disclosure to describe more fully the material elements of the instructions and the
        directions the committee gave the consultants regarding performance of their
        duties.

2.   Given your reference to your three-year total stockholder return and the fact that it
        factors into the measurement of corporate performance, revise your disclosure in
        future filings to clarify how you determine total stockholder return.

3.   Please refer to Item 402(b)(1)(v) of Regulation S-K. Throughout the discussion
        in this section you mention individual performance. Please include an analysis of
        the specific aspects of each named executive officer's individual performance that
        was material in determining the level and type of compensation awarded. For
        example, describe in greater detail the values that constitute the "Marathon
        values." Analyze the relative weight the committee assigned to the values and
        other factors considered in evaluating individual performance to facilitate an
        understanding of the compensation awarded during fiscal 2006 to each named
        executive officer.

Compensation Benchmarking, page 44

4.   Given the variance in market capitalization of the companies listed in your peer
        group, please further explain why you choose to benchmark compensation against
        some of the companies in the list. For example, specify similar characteristics
        that the committee and/or consultant considered when establishing the peer group.
        Address how the committee considers the variance in market capitalization and/or
        structures of the peer group when benchmarking compensation and targeting
        compensation so that it is within the median range of the market.

   5.   You disclose that the program is designed to provide total compensation that is
        "within the range of the market median" when target levels are achieved.
        Assuming target levels are achieved, revise to disclose the specific percentile
        targeted for each element of compensation in a given year. Further, clarify for
        each element of compensation the percentiles represented by *actual* compensation
        paid in 2006.

Base Salary, page 45

6.   We direct you to footnote 1 to the Summary Compensation Table.   Although you
        indicate a base salary adjustment for all named executive officers was
        implemented in 2006, your disclosure in this section omits any discussion and
        analysis of the reasons for the specific adjustments made in 2006. Please revise to

provide an analysis for each named executive officer of how the factors listed under this heading contributed to his base salary adjustment and provide an analysis of the reason for the actual percentage of the increase in Compensation Discussion and Analysis.

Company Performance Metrics, page 46

7.   Given the establishment of performance targets for 2007 at the beginning of the year, please disclose the specific performance targets (both upstream and downstream) for each of the named executive officers for fiscal 2007. Additionally, disclose the qualitative targets established by the named executive officers for fiscal 2007. In future filings, please give adequate consideration to Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of qualitative and quantitative targets established for 2007 would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

8.   We refer you to Release 33-8732A, Section II.B.1. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.   Please further supplement your disclosure to discuss the discrepancies in the type and amount of compensation you awarded to the named executive officers. For example, identify the specific achievements or other material factors considered in the award of each element of compensation awarded to the CEO.

Annual Cash Incentive Bonus, page 48

9.   We direct you to Items 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K. Please discuss the types of "personal performance commitments" a named executive officer makes at the beginning of the year. Analyze how the committee assesses both the goals set and the level of achievement of the goals in determining the compensation awarded pursuant to the cash bonus program.

Grants of Long Term Incentive Awards, page 48

10.   Your discussion regarding the variables used to determine the amount of long-term incentive awards should be simplified and put into context by referencing an actual award provided to a named executive officer. For example, referencing the factors listed in the last sentence on page 48, describe in a clear and concise

manner, how the committee establishes the intended long-term incentive dollar value for each named executive officer. Explain in simple terms, the relevance to the formula of the risk of forfeiture factor that is applied. Rather than only disclosing the percentage of the 2004 performance awards that the committee approved for vesting, demonstrate how the formula works by referencing the committee's decision to approve a 183% vesting of the 2004 performance awards for each named executive officer.

11.   While we note disclosure on page 48 regarding the general timing of option grants, please revise to provide greater clarity as to the policy, if any, that the committee has adopted regarding the granting of options when the board is in possession of material non-public information.

Potential Payments Upon Termination or Change in Control, page 66

12.   Please describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the severance and change of control plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor